EXHIBIT 99.1

February 6, 2025

British Columbia Securities Commission

Alberta Securities Commission

The Manitoba Securities Commission

Financial and Consumer Services Commission (New Brunswick)

Office of the Superintendent of Securities Service (Newfoundland and Labrador)

Nova Scotia Securities Commission

Ontario Securities Commission

Office of the Superintendent of Securities (Prince Edward Island)

Financial and Consumer Affairs Authority of Saskatchewan

Dear Sirs/Mesdames:

Re:	SilverCrest Metals Inc. (the “Company”)
Report of Voting Results pursuant to Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations (“NI 51-102”)

Following the special meeting of securityholders of the Company held on February 6, 2025 (the “Meeting”), and in accordance with Section 11.3 of NI 51-102, the Company advises of the following voting results obtained at the Meeting:

The securityholders of the Company present in person or represented by proxy at the Meeting passed a special resolution (the “Arrangement Resolution”) to approve a plan of arrangement under Section 288 of the Business Corporations Act (British Columbia) involving the Company, Coeur Mining, Inc. (“Coeur”) and certain of their respective subsidiaries pursuant to an arrangement agreement dated October 3, 2024 among the parties.

The shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting voted on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
82,144,220	99.32%	558,450	0.68%

The shareholders and optionholders of the Company, voting together as a single class, present in person or represented by proxy and entitled to vote at the Meeting voted on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
84,490,372	99.34%	558,450	0.66%

The shareholders of the Company present in person or represented by proxy and entitled to vote at the Meeting, excluding votes cast by such shareholders that were required to be excluded pursuant to

Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions, voted on the Arrangement Resolution as follows:

# Votes For	% Votes For	# Votes Against	% Votes Against
80,080,145	99.31%	558,450	0.69%

Yours sincerely,

SilverCrest Metals Inc.

N. Eric Fier

Chief Executive Officer